

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2023

Vicky Zhang
Chief Financial Officer
Adlai Nortye Ltd.
c/o PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

> **Re: Adlai Nortye Ltd.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted April 14, 2023**
> **CIK No. 0001944552**

Dear Vicky Zhang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No 2 to Draft Registration Statement on Form F-1

Prospectus Summary
Our strengths, page 4

1. We note your response to our prior comment 6, including your disclosure of the "most frequent SAEs", and re-issue. Please revise your disclosure to specify all SAEs observed.

Recent PRC regulatory developments, page 8

2. We note your disclosure on page 9, and elsewhere, regarding the release of the CSRC's Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies ("Trial Measures"), which took effect on March 31, 2023. Please disclose

how, if at all, the Trial Measures apply to this transaction, whether you and relevant parties to this transaction have complied with your obligations under the Trial Measures, and the risks to investors of non-compliance.

Conventions that apply to this prospectus, page 14

3. We note your response to our prior comment 7 and the related revisions to the definition of "China" or the "PRC" on page 14. Although the revision addresses the issue of operational risks, it continues to carve Hong Kong and Macau out of the legal risks applicable to operating in the PRC. Please further revise this definition and clarify your statements on the cover page and page 6 accordingly.

You may contact Jenn Do at 202-551-3743 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ke Geng